UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION


INVESTMENT COMPANY ACT OF 1940
Release No. 29100 / December 29, 2009

In the Matter of

PNC BANK, National Association
One PNC Plaza
21st Floor
249 Fifth Avenue
Pittsburgh, PA 15222

(812-13640)


ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 18(f)(1) OF THE ACT

PNC Bank, National Association ("PNC Bank") filed an application on March 11, 2009,
and an amendment to the application on November 30, 2009. Applicant requested an
order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an
exemption from section 18(f)(1) of the Act. The order would permit registered open-end
management investment companies to participate as borrowers in loan facilities to be
administered by PNC Bank.

On December 3, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 29066). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly, in the matter of PNC Bank, National Association (File No. 812-13640),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from section 18(f)(1) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary